Exhibit 99.1

California’s Final SB 605 July 2025 Report Highlights Eco Wave Power’s Port of Los
Angeles Pilot as State Advances Marine Energy Commercialization

Los Angeles, United States – July 16, 2026 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading developer of onshore wave energy technology, highlighted its inclusion in California’s Final Consultant Report on Sea Space Analysis for Wave and Tidal Energy and prepared for the California Energy Commission (“CEC”) as part of the State’s Senate Bill 605 (“SB 605”) process. The report specifically references Eco Wave Power’s Port of Los Angeles wave energy pilot project as part of California’s assessment of existing marine renewable energy developments and future commercialization opportunities.

The Final Consultant Report represented the culmination of SB 605 Phase 2, a comprehensive statewide assessment evaluating suitable deployment areas, electrical infrastructure, environmental considerations, monitoring strategies, and commercialization pathways for wave and tidal energy projects. The report was developed in coordination with the California Coastal Commission, California Department of Fish and Wildlife, Ocean Protection Council, State Lands Commission, California Native American Tribes, commercial and recreational fishing communities, environmental organizations, marine energy developers, and other stakeholders.

The completion of the SB 605 process represented one of the most comprehensive state-led evaluations of marine renewable energy undertaken in the United States to date. Beyond assessing California’s wave and tidal energy resources, the initiative established a framework for identifying suitable sea space, minimizing environmental and ocean-use conflicts, evaluating transmission requirements, and informing future legislative and executive actions related to marine renewable energy development. The legislation also called for identifying near-term actions related to investments and workforce development to support the future growth of California’s marine energy sector.

Notably, California’s Final SB 605 Consultant Report specifically references Eco Wave Power and its Port of Los Angeles pilot project as part of the State’s assessment of existing marine renewable energy developments. The report highlights the Company’s progress in California, including the receipt of its U.S. Army Corps of Engineers Nationwide Permit and the deployment of its wave energy technology at AltaSea at the Port of Los Angeles. The report also notes that additional viable deployment opportunities may be identified through detailed site-specific assessments, citing Eco Wave Power’s Port of Los Angeles pilot as an example.

Earlier this year, Eco Wave Power successfully submitted its final project completion report to Shell International Exploration and Production Inc., fulfilling all contractual milestones under the 2024 Pilot Test Agreement. The Company also recently submitted the report to AltaSea and the Port of Los Angeles. Eco Wave Power’s wave energy installation remains operational at AltaSea, where it continues to serve as both a demonstration facility and an educational platform for marine renewable energy.

Unlike many marine energy technologies designed for offshore deployment, Eco Wave Power’s patented technology is installed on existing man-made coastal infrastructure, including breakwaters, jetties, piers, and port structures, eliminating the need for offshore seabed installation. By utilizing existing coastal infrastructure, the Company’s approach has the potential to reduce permitting complexity while minimizing environmental impacts and ocean-use conflicts, objectives that align closely with California’s long-term planning for marine renewable energy development.

Beyond California, Eco Wave Power continues to advance one of the world’s most active wave energy project portfolios. The Company operates its demonstration project at the Port of Los Angeles, successfully commissioned Israel’s first grid-connected wave energy power station at Jaffa Port, is advancing the first phase of its megawatt-scale project in Porto, Portugal, and continues progressing projects and collaborations across the United States, Europe, and Asia. The Company believes its growing portfolio of operational and advanced-stage projects positions Eco Wave Power among the world’s most experienced wave energy developers as governments increasingly establish policy frameworks supporting marine renewable energy commercialization.

“The completion of California’s SB 605 process marks an important step toward establishing a long-term roadmap for marine renewable energy in California,” said Terry Tamminen, President and Chief Executive Officer of AltaSea at the Port of Los Angeles. “Demonstration projects like Eco Wave Power’s installation at AltaSea play an important role in helping policymakers, researchers, students, and industry stakeholders better understand how innovative marine energy technologies can be integrated into existing coastal infrastructure. We are proud to support technologies that contribute to California’s clean energy future.”

“The completion of California’s SB 605 process represents another important milestone in the evolution of the marine energy industry,” said Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power. “California has now completed an extensive evaluation of wave and tidal energy resources, deployment opportunities, transmission infrastructure, environmental considerations, and commercialization pathways. We are especially proud that Eco Wave Power and our Port of Los Angeles pilot project are specifically referenced in California’s official SB 605 Final Consultant Report. We believe this recognition reflects the progress our Company has made in demonstrating practical, infrastructure-based wave energy technology. As California continues advancing a framework for marine renewable energy deployment, we believe the State is creating a constructive environment for commercialization, and we look forward to supporting that transition through our ongoing and future activities in California.”

SB 605 directed the California Energy Commission to evaluate the feasibility, costs, and benefits of wave and tidal energy and to identify suitable sea space, mitigation measures, monitoring strategies, transmission considerations, workforce needs, and investment priorities. Together with the previously completed feasibility assessment, the SB 605 reports are intended to inform recommendations to the Governor and California Legislature regarding future legislative and executive actions supporting the development of marine renewable energy technologies, infrastructure, and facilities in California.

For additional information regarding California’s Senate Bill 605 process and the Final Consultant Report, published in July 2025, please visit:
https://efiling.energy.ca.gov/Lists/DocketLog.aspx?docketnumber=24-SB-605

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise, driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure, Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit:

www.ecowavepower.com

Press inquiries:

info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company (NASDAQ: WAVE) is using forward-looking statements in this press release when it discusses its belief that California is creating a constructive environment for marine energy commercialization, its belief that its growing portfolio of operational and advanced-stage projects positions Eco Wave Power among the world’s most experienced wave energy developers, its belief that its infrastructure-based approach has the potential to reduce permitting complexity while minimizing environmental impacts, and its plans to support California’s clean energy transition through ongoing and future activities. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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